SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 03, 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐     Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐      No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

March 3, 2011
Silver production at Ivanhoe Mines’ Oyu Tolgoi Project
is expected to average more than 3 million ounces each year
in first 10 years of operation
ULAANBAATAR, MONGOLIA — Robert Friedland, Executive Chairman and Chief Executive Officer of Ivanhoe Mines Ltd., and John Macken, President, said today that the Oyu Tolgoi Mine in southern Mongolia is expected to produce an average of more than three million ounces of silver a year during its first 10 years of commercial production, beginning in 2013.
“Although Oyu Tolgoi is best known for its large and growing deposits of copper and gold, silver forms a significant proportion of the total Oyu Tolgoi resource and Oyu Tolgoi will rank as a very substantial silver producer when commercial production begins in 2013,” said Mr. Friedland.
“While we have not routinely itemized the silver content of Oyu Tolgoi’s porphyry ore in our discovery reports, the buoyant global silver market has fuelled the interests of investors and has prompted us to more widely circulate the projections for silver production that have been prepared as part of our project planning and development studies.”
Construction of Oyu Tolgoi’s first phase is ahead of schedule and on track to begin initial production in late 2012.
Oyu Tolgoi could produce an estimated total of 78 million ounces of silver, or 2.4 million kilograms, during the projected 27-year mine life under the Reserve Case outlined in the June 2010 independent Integrated Development Plan (IDP-10) for Oyu Tolgoi. The Reserve Case draws only from the Measured and Indicated resources of Oyu Tolgoi.
During the projected 59-year mine life under the IDP-10’s Life-of-Mine Sensitivity Case, total silver production was estimated to be 180 million ounces, or 5.5 million kilograms. Part of the ongoing exploration program at Oyu Tolgoi is designed to upgrade Inferred resources to higher classifications, as has been progressively accomplished through the past 10 years of discovery and resource definition at the project.
Mr. Friedland said that some investors and analysts may not have fully appreciated the significance of Oyu Tolgoi’s expected production of such by-product metals as silver and molybdenum.
“The reality is that silver and other by-product revenues will considerably lower the average cash cost to produce a pound of copper or an ounce of gold at Oyu Tolgoi.”
Silver currently is trading at more than US$34 an ounce, commanding the highest prices since October 1980.
Silver, gold and molybdenum will be contained in Oyu Tolgoi’s copper concentrate
The copper concentrate produced and sold at Oyu Tolgoi will contain significant quantities of by-product gold and silver that will be recovered during the subsequent smelting and refining processes and sold separately.

The average annual production at Oyu Tolgoi during the first 10 years is projected to exceed 1.2 billion pounds (544,000 tonnes) of copper, 650,000 ounces of gold and three million ounces of silver. The mine also is expected to produce 160 million pounds of molybdenum during the 59-year Life-of-Mine Sensitivity Case. Most of the molybdenum at Oyu Tolgoi is contained in the Heruga Deposit, which will be brought into production in later stages of development. Molybdenum currently is trading at approximately US$18 per pound.
Using a copper price of US$2.00 per pound, a gold price of US$850 per ounce and a silver price of US$13.50/oz, the IDP-10 Reserve Case estimated that Oyu Tolgoi’s total cash costs in the first 10 years of production would be 45 cents (US) per pound of payable copper produced, after gold credits, during the first 10 years. Total cash costs include mine site costs and all treatment, refining, transport and royalty costs arising from product sales.
Calculated on potentially higher gold prices, the IDP-10 estimated that total cash costs at Oyu Tolgoi in the first 10 years of production could be as low as 25 cents (US) per pound of payable copper at a gold price of US$1,250 per ounce and 12 cents (US) per pound at a gold price of US$1,500 per ounce.
Qualified Person
Disclosures of a technical nature in this release related to IDP-10 estimates and assumptions have been reviewed by Bernard Peters, B. Eng. (Mining), M. AusIMM (201743), employed by AMEC Minproc Limited as Technical Director and a Qualified Person as defined by National Instrument 43-101.
Mr. Peters was responsible for the overall preparation of the IDP-10 report, a Technical Report compliant with Canada’s 43-101F1 reporting standards. Details surrounding the key assumptions, parameters and methods used to estimate the mineral resources and reserves are in the 43-101F1 Technical Report for the Oyu Tolgoi Project, which is available at www.sedar.com and on Ivanhoe’s website at www.ivanhoemines.com. The Technical Report was prepared for Ivanhoe Mines Ltd by AMEC Minproc Limited.
Mine-life scenarios
The IDP-10 presented two complementary development cases: 1) the Reserve Case, based strictly on Proven and Probable Mineral Reserves; and 2) the Life-of-Mine (Sensitivity) Case, which added a large base of Inferred resources to the Reserve Case.
The Reserve Case set out the likely path of development for the initial phases of the Oyu Tolgoi group of deposits. The Reserve Case was based on a prefeasibility-quality study complying with Canadian National Instrument 43-101, although some parts of the Project were further advanced and considered at feasibility level. The work of the IDP-10 met the standards of US Industry Guide 7 requirements for reporting Reserves.
The Life-of-Mine (Sensitivity) Case reflected the development flexibility provided by later phases of the Oyu Tolgoi group of deposits (Heruga, Hugo South and the second lift of Hugo North), which will require separate development decisions in the future based on then prevailing conditions and the experience gained from developing and operating the initial phases of the Project. Accordingly, the Life-of-Mine (Sensitivity) Case is effectively a Preliminary Assessment. Insofar as the Life-of-Mine (Sensitivity) Case included an economic analysis that was based, in part, on Inferred Mineral Resources, the Life-of-Mine (Sensitivity) Case does not have as high a level of certainty as the Reserve Case. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves and there is no certainty that the Life-of-Mine (Sensitivity) Case will be realized.

About Ivanhoe Mines
Ivanhoe Mines (IVN: NYSE, NASDAQ & TSX) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (SGQ: TSX; 1878: HK); a 62% interest in Ivanhoe Australia (IVA: ASX & TSX), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830
Website: www.ivanhoemines.com
Forward-looking statements
This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events such as Ivanhoe’s intention to continue drilling at the Oyu Tolgoi Project. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue,” or the negative of these terms or other comparable terminology. These statements include statements regarding Oyu Tolgoi’s expected production of silver, gold, copper and molybdenum; and statements regarding Oyu Tolgoi’s expected cash costs. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results almost always will vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Readers are referred to the sections entitled “Risk Factors” in Ivanhoe Mines’ periodic filings with Canadian and US Securities Commissions.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 03, 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary